UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934

Paul-Son Gaming Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

703578104

(CUSIP Number)

February 15, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703578104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eric P. Endy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,441,134 shares

	6.	Shared Voting Power 24,000 shares

	7.	Sole Dispositive Power 1,441,134 shares

	8.	Shared Dispositive Power 24,000 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,465,134 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 42.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 703578104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Paul S. Endy, Jr. Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,327,579 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 1,327,579 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,327,579 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 38.4%

12.	Type of Reporting Person (See Instructions) OO

The reporting persons have filed this Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934.  The reporting persons previously filed a Schedule 13D/A with the Securities and Exchange Commission on September 21, 2000 and have elected to report their beneficial ownership on this Schedule 13G.  The percent beneficial ownership reflects 3,456,654 shares of Paul-Son Gaming Corporation common stock outstanding as of February 28, 2002.

Item 1.
	(a)	Name of Issuer Paul-Son Gaming Corporation
	(b)	Address of Issuer's Principal Executive Offices 1700 South Industrial Street, Las Vegas, Nevada 89102

Item 2.
	(a)	Name of Person Filing Eric P. Endy; The Paul S. Endy, Jr. Living Trust
	(b)	Address of Principal Business Office or, if none, Residence 1700 South Industrial Street, Las Vegas, Nevada 89102
	(c)	Citizenship Mr. Endy is a citizen of the United States of America; The Paul S. Endy, Jr. Living Trust is a Nevada trust
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 703578104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

			Eric P. Endy	Paul S. Endy, Jr. Living Trust
(a)	Amount beneficially owned:		1,465,134(1)	1,327,579
(b)	Percent of class:		42.3% %	38.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	1,441,134(1)	1,327,579
	(ii)	Shared power to vote or to direct the vote:	24,000	0
	(iii)	Sole power to dispose or to direct the disposition of:	1,441,134(1)	1,327,579
	(iv)	Shared power to dispose or to direct the disposition of:	24,000	0

(1)  Includes the 1,327,579 shares of Paul-Son Gaming Corporation common stock indirectly owned by the Paul S. Endy, Jr. Living Trust. Mr. Endy beneficially owns the shares as follows:

Paul S. Endy, Jr. Living Trust	1,327,579
Eric P. Endy	113,555
Hsiao Chin Endy (Spouse)	6,000
Daren Chang Endy Irrevocable Trust	6,000
Celine Endy Irrevocable Trust	6,000
1,465,134

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group

The reporting persons have filed this Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934.  The reporting persons previously filed a Schedule 13D/A with the Securities and Exchange Commission on September 21, 2000 and have elected to report their beneficial ownership going forward on this Schedule 13G pursuant to Rule 13d-1(d).

Eric P. Endy, Trustee of The Paul S. Endy, Jr. Living Trust is the Chief Executive Office, President, Secretary and Treasurer of Paul-Son Gaming Corporation and Chairman of its Board of Directors.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Paul S. Endy, Jr. Living Trust

		By:		Eric P. Endy
Dated:	February 28, 2002	Its:		Trustee

			By:	/s/ Eric P. Endy
Eric P. Endy